February 11, 2016

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Adam Phippen
William H. Thompson

RE: Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 26, 2015
Form 8-K Filed January 7, 2016
Form 8-K Filed November 24, 2015
File No. 1-32349

Gentlemen:

Signet Jewelers Limited, a Bermuda based Corporation (the “company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 28, 2016 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2015 (the “Form 10-K”) filed with the Commission on March 26, 2015, Form 8-K filed January 7, 2016 and Form 8-K filed November 24, 2015.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year ended January 31, 2015

Item 6. Selected Consolidated Financial Data

GAAP and Non-GAAP Measures, page 38

1.
Please revise to disclose the reasons why you believe your presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the non-GAAP financial measure must be substantive. Merely indicating that you provide such non-GAAP financial measures to give investors additional data to evaluate your operations is not sufficient support for disclosure of the non-GAAP financial measures. Please also revise to expand your disclosure of the additional purposes for which management uses each of the non-GAAP financial measures. Please refer to Item 10(e) of Regulation S-K.

Response:

The Company regularly provides investors with non-GAAP financial measures in our quarterly and annual periodic reports, including income statements at constant exchange rates, operating data reflecting the impact of material acquisitions and acquisition-related costs, net cash (debt), return on capital employed, free cash flow and a leverage ratio calculation. We believe each of these measures provides useful information for investors to understand how management evaluates the performance of the business and aid financial statement users in their evaluation of our financial position and results of operations.

The specific reasons why management believes that the non-GAAP measures provide useful information to investors are set forth in the paragraphs preceding the calculation of each non-GAAP measure on pages 39-46. Below is a summary of excerpts from those paragraphs for each non-GAAP measure, with supplemental bracketed information which we propose for future disclosure where appropriate:

•
Income statements at constant exchange rates: “Management considers it useful to exclude the impact of movements in the British pound and Canadian dollar to US dollar exchange rates to analyze and explain changes and trends in Signet’s [underlying business, which is consistent with the manner in which management evaluates performance of its businesses which do not operate using the US Dollar as their functional currency. Additionally, in connection with management's evaluation of its attainment of performance goals, currency effects are excluded.]”

•
Operating data reflecting the impact of material acquisitions and acquisition-related costs: “Management finds the information useful to analyze the results of the business excluding these items in order to appropriately evaluate the performance of the business without the impact of significant and unusual items. [Management views acquisition-related impacts as events that are not necessarily reflective of operational performance during a period. In particular, management believes the consideration of measures that exclude such expenses can assist in the comparison of operational performance in different periods which may or may not include such expenses.]"

•
Net cash (debt): Management believes this metric to be “helpful in providing a measure of the total indebtedness of the Company [after consideration of liquidity available from cash balances on-hand.]”

•
Return on capital employed (“ROCE”): “This is a key performance indicator used by management for assessing the effective operation of the business and is considered a useful disclosure for investors as it provides a measure of the return on Signet’s operating assets. [Further, this metric is utilized in evaluating management performance and incorporated into management's long-term incentive plan metrics.]”

•
Free cash flow: “Management considers that this is helpful in understanding how the business is generating cash from its operating and investing activities that can be used to meet the financing needs of the business. [Free cash flow is an indicator used by management frequently in evaluating its overall liquidity and determining appropriate capital allocation strategies.]”

•
Leverage ratio, including Adjusted EBITDA and Adjusted EBITDAR: “Adjusted EBITDA and Adjusted EBITDAR are considered important indicators of operating performance as they exclude the effects of financing and investing activities by eliminating the effects of interest, depreciation and amortization costs and accounting adjustments. Management believes these financial measures are helpful to enhancing investors’ ability to analyze trends in our business and evaluate our performance relative to other companies. [Management also utilizes these metrics to evaluate its current credit profile, which is a view consistent with rating agency methodologies.]”

While the Company believes it is compliant with the disclosure requirements of Item 10(e) of Regulation S-K, we propose the above supplemental disclosure to further enhance our financial statement users' understanding of the purpose and use of each of the non-GAAP measure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2015 to Fiscal 2014

Sterling Jewelers sales, page 51

2.
In your analysis of results of operations here and throughout the MD&A section, you often attribute changes in your sales volumes to a combination of several different factors. For example, you disclose here that sales increases were driven by a combination of factors including sales associate execution, compelling merchandise, marketing, and credit. You also disclose that the number of merchandise transactions increased in Kay due to branded bridal, branded fashion diamond collections, and watches, but they were partially offset by a decline in units of lower average selling price points. When you list multiple factors that contributed to changes in sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a) (3) of Regulation S-K and Release No. 33-6835. Please tell us what this disclosure will look like.

Response:

We believe that our discussion of the results of operations identifies and discloses the key drivers of our performance which we believe are useful to our financial statement users. In particular, as a retailer, we believe same store sales is a key performance indicator, as well as average merchandise transaction value and changes in number of merchandise transactions. We supplement the disclosure of the key performance indicators above with qualitative descriptions of underlying factors impacting our business. Management monitors these underlying factors and, where necessary and to the extent possible, will provide quantitative disclosure information. Accordingly, in response to the Staff’s comment, we will continue to provide additional disclosures on the quantification of our sales results by same store sales, average merchandise transaction value and the quantity of merchandise transactions and other relevant factors in future filings. As an example, please refer below for our expanded quantification of the reasons for our sales growth related to Fiscal 2015 compared with Fiscal 2014, with supplemental bracketed information which we propose for future disclosure information where appropriate:

In Fiscal 2015, the Sterling Jewelers division’s total sales were up 7.0% to $3,765.0 million compared to $3,517.6 million in Fiscal 2014, and same store sales increased by 4.8% compared to an increase of 5.2% in Fiscal 2014. [Across the Sterling Jewelers division, branded differentiated and exclusive merchandise represented 32.3% of Sterling Jeweler's merchandise sales, an increase of 120 basis points. In Kay, the average merchandise transaction value increased 4.2% driven primarily by strength in our branded bridal category, resulting in an overall mix shift toward higher price-point assortments. The number of merchandise transactions increased 2.1% in Kay due to broad-based growth experienced in units sold within branded bridal, branded fashion diamond collections and watches. In Jared, the average merchandise transaction value was relatively flat to prior year and the number of merchandise transactions increased 4.2%. Merchandise unit sales growth was primarily attributable to our branded fashion diamond collections, and the remaining portion of unit sales growth was attributable to our non-branded categories within our Jared stores. Additionally, several qualitative factors supported these results in the Sterling Jewelers division including improved sales associate execution, compelling merchandise, creative marketing, and increased credit penetration.]

We believe the expanded disclosure illustrated above gives an enhanced understanding of the magnitude of the drivers of our sales fluctuations period-over-period. This, coupled with our standard disclosure presented in a tabular format as part of Management's Discussion and Analysis each period, which includes average transaction value and growth in volume of transactions by banner, provides appropriate context of the results at the divisional and store banner level, and is consistent with the information reviewed by management to understand performance of the business.

3.
Please explain to us why you believe the presentation of full non-GAAP income statements do not attach undue prominence to the non-GAAP information. Please refer to Questions 102.10 and 104.6 of the staff’s Compliance and Disclosure Interpretations regarding non-GAAP financial measures.

Response:
The Staff’s reference above to page 51 of our Form 10-K appears to be a typographical error. The response below is provided within the context of the disclosures on pages 39-45 of our above-referenced filing.

The Company advises the Staff that presentation was not intended to attach undue prominence to the non-GAAP measures, but was to present the required reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measures. The Company is mindful of attaching undue prominence to its use of non-GAAP measures and ensures that its disclosures are preceded by and supplemented with appropriate disclosure regarding the purpose and usefulness of the non-GAAP measures that it discloses. The Company believes that its cautionary disclosures throughout our filings are appropriate in achieving this disclosure objective, both holistically and individually. This includes, but is not limited to:

•	Management does not, nor does it suggest investors should, consider such non-GAAP measures in isolation from, or in substitution for, financial information prepared in accordance with GAAP.

Further, the Company has recently completed the acquisition of Zale Corporation, which affects comparability throughout our financial information that we believe can be better understood through separate presentation. These pervasive impacts include the introduction of the impact of foreign exchange on the Canadian operations of Zale Corporation and the impact of acquisition accounting on our results. Additionally, the Company notes that the disclosures included in the Company's reconciliation were formulated in response to comments by users of the Company's financial statements for transparency in understanding the effects of the acquisition and integration and that the non-GAAP information is also provided to the Company's Board of Directors and executive management. We have evaluated the relevant guidance and concluded that the isolation of the impact of these items and clear reconciliation of the non-GAAP measures in a tabular format is more useful and less cumbersome than providing information separately and requiring information to be reconciled by financial statement users independently. We also concluded that it is consistent with the Staff’s Compliance and Disclosure Interpretations cited above, particularly as it relates to impacts of foreign operations discussed in Question 104.06.

The Company advises the Staff that it evaluates the non-GAAP disclosures related to the acquisition's impact on comparability of its results on a regular basis and adjusts the disclosures as items diminish in usefulness. For illustrative purposes, the Company refers the Staff to the comparable disclosures in our first quarterly report filed subsequent to the acquisition (pages 43-44 of our Form 10-Q filed on September 10, 2014), our first annual report filed subsequent to the acquisition (pages 44-45 of our Form 10-K filed on March 26, 2015) and the first quarterly report filed with the full results of the acquired business in the current and prior year periods (pages 45-46 of our Form 10-Q filed on December 4, 2015). This demonstrates a reduction in our use of non-GAAP presentation subsequent to the acquisition as periods presented become comparable. In future periods, we anticipate that usefulness of these non-GAAP adjustments, which are intended to provide comparability, will further diminish.

Contractual Obligations, page 68

4.
Please disclose interest payments on variable-rate obligations based on interest rates as of the balance sheet date in footnote (1). Please also describe other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Response:

As advised, we will incorporate additional disclosures to provide information on interest payments anticipated on our variable-rate debt based on best available information. We will supplement our disclosure in future filings with the following highlighted information which we propose for future disclosure where appropriate: (prior year figures used for illustration purposes)

Contractual obligations as of January 31, 2015
	Less than one year	Between one and three years	Between three and five years	More than five years	Total
Long-term debt obligations - Principal (1)	$25.0	$680.0	$285.0	$400.0	1,390.0
Long-term debt obligations - Interest (2)	33.5	53.8	42.3	84.6	214.2
Operating lease obligations (3)	462.3	732.9	510.5	1,030.3	2,736.0
Capital commitments	42.9	—	—	—	42.9
Pensions	2.4	—	—	—	2.4
Commitment fee payments	0.8	1.6	0.3	—	2.7
Deferred compensation plan	1.0	4.0	7.1	16.3	28.4
Current income tax	86.9	—	—	—	86.9
Capital lease obligations	1.0	0.2	—	—	1.2
Operations services agreement (4)	2.7	1.4	—	—	4.1
Other long-term liabilities (5)	—	—	—	6.1	6.1
Total	658.5	1,473.9	845.2	1,537.3	4,514.9

(1) Includes principal payments on all long-term debt obligations.
(2) Includes future interest payments on all long-term debt obligations, inclusive of both fixed- and variable-rate debt. Projected interest costs on variable rate debt were calculated using rates in effect at January 31, 2015. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated income statements.
(3) Operating lease obligations relate to minimum payments due under store lease arrangements. Most store operating leases require payment of real estate taxes, insurance and common area maintenance fees. Real estate taxes, insurance and common areas maintenance fees were approximately 35% of base rentals for Fiscal 2015. These are not included in the table above. Some operating leases also require additional payments based on percentage of sales.
(4) The operations services agreement is with a third party for the management of client server systems, local area networks operations, wide area network management and technical support.
(5) Other long-term liabilities reflect the loss reserves related to credit insurance services provided by insurance subsidiaries. We have reflected these payments under "other", as the timing of the future payments is dependent on the actual processing of the claims.

Other long-term liabilities with a contractual obligation to settle in cash as of January 31, 2015 are reflected in the contractual obligations table in accordance with Item 303(a)(5) of Regulation S-K.  Other non-current liabilities reflected in the consolidated balance sheet as of January 31, 2015 were $230.2 million, of which, the contractual obligations table reflects approximately $6.1 million, which is described in footnote (4) to the table.

The Company has long-term liabilities classified as "other" which include the following, as disclosed in Footnote 22 to the consolidated financial statements:

•	Deferred rent liabilities, of which the cash portion of our deferred rent has been captured within our contractual obligation caption Operating lease obligations.

•	Amounts distributable from our deferred compensation plan, included within the caption Deferred compensation plan.

•	Liabilities associated with the Company's lifetime diamond warranty program, which is not settled via cash payments, but rather through services rendered, therefore excluded form the table.

•	Liabilities recognized in acquisition accounting as fair value adjustments for above market property leases and other service contracts.

•
Other miscellaneous insignificant long-term liabilities, of which the future cash payments related to minimum loss reserve estimates in the Company's credit insurance subsidiaries have been captured within our contractual obligation caption Other long-term liabilities.

The Company concluded that these disclosures are consistent with the requirements of Item 303(a)(5) of Regulation S-K, and will continually review for opportunities to enhance disclosure to maximize transparency to the underlying contractual obligations.

Item 8. Financial Statements and Supplementary Data

19. Loans, overdrafts and long-term debt

Issuance of senior unsecured notes due 2024, page 109

5.
We note your disclosure on page 67 that the $400 million senior unsecured multi-currency multi-year revolving credit facility agreement restricts your ability to pay dividends. Please tell us what consideration you gave to describing the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of net income or retained earnings restricted or free from restriction in accordance with Rule 4-08(e)(1) of Regulation S-X.

Response:

For clarity, the following response relates to the $400 million senior unsecured multi-currency revolving credit facility agreement. The senior unsecured notes due 2024 referenced in the Staff's original Comment Letter appears to be referenced in error.

The terms of the revolving credit facility agreement carry certain covenants and include certain restrictions with respect to payment of cash dividends and repurchase of Company stock. The Company has considered the pertinent provisions of these covenants as it relates to the restriction of such payments, and we believe the disclosure of the maximum leverage ratio and minimum fixed charge coverage ratio covenants reflect the significant restrictions. Based on our on-going compliance with these covenants, as well as the remote nature of other customary covenants (liquidation, change in control, etc.) that restrict payments for dividends or share repurchases, we concluded that our disclosure was adequate to provide financial statement users with an understanding of the restrictions. Further, we believe our disclosure that indicates compliance with all covenants is sufficient to provide an understanding that there are no current restrictions on the use of our retained earnings or current net income.

Form 8-K Filed January 7, 2016

6.
We note you presented adjusted earnings per share guidance for the fourth fiscal quarter. Regulation G requires a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measure and the forward looking GAAP financial measure. Please revise future filings to comply with the reconciliation requirements of Regulation G when forward looking non-GAAP financial measures are presented. Please also disclose the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial conditions and results of operations, and to the extent material, a statement disclosing the additional purposes, if any for which management uses the non-GAAP financial measure. Please refer to Item 10(e) of Regulations S-K.

Response:
The Company has presented its actual earnings per share and its forward looking adjusted earnings per share guidance since the acquisition of Zale Corporation to remove the impact of acquisition and integration-related costs as well as the effects of fair value adjustments arising from acquisition accounting. Management believes this information is useful in evaluating the performance of the business and is meaningful to investors in understanding the results of operations on a comparative basis. In future filings, we will provide disclosure consistent with the following, with supplemental highlighted information which we propose for future disclosure information where appropriate: (Prior period used for illustration)

Fourth Quarter Financial Guidance:
	Currently	Formerly
Same store sales	4.6% - 5.0%	3.5% - 5.0%
Earnings per share	$3.44 to $3.50	$3.30 - $3.50
Impact of acquisition accounting adjustments and transaction-related costs per share	$0.10	$0.10
Adjusted earnings per share (1)	$3.54 to $3.60	$3.40 to $3.60

(1)In addition to earnings per share determined in accordance with GAAP, for purposes of evaluating operating performance, we use an adjusted earnings per share measurement, which adjusts for the effects of acquisition accounting adjustments and cost incurred in connection with the Zale acquisition and integration. Management finds this information useful in analyzing and evaluating the operating performance of the business. Management does not, nor does it suggest investors should, consider such non-GAAP measures in isolation from, or as a substitution for, financial information prepared in accordance with GAAP.

Form 8-K Filed November 24, 2015

7.
We note you presented full non-GAAP income statements for purposes of reconciling non-GAAP financial measures of adjusted sales and adjusted EPS to the most directly comparable GAAP measures. Please tell us why you believe the presentation of full non-GAAP income statements do not attach undue prominence to the non-GAAP information. Please also revise future filings to comply with the disclosure requirements of Regulation G and Item 10(e) of Regulation S-K.

Response:

Please refer to our response to the Staff's comment #3 above.

*     *    *

In connection with the above response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing, please contact the undersigned at (330) 668-5422.

Very truly yours,

SIGNET JEWELERS LIMITED

By:	/s/ Michele L. Santana
Michele L. Santana
Chief Financial Officer